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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                  NITCHES, INC.
                                (Name of Issuer)

                                  NITCHES, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    65476M109
                      (CUSIP Number of Class of Securities)

                                Steven P. Wyandt
                                    President
                                  Nitches, Inc.
                              10280 Camino Santa Fe
                           San Diego, California 92121
                                 (619) 625-2633
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                               James A. Mercer III
                      Luce, Forward, Hamilton & Scripps LLP
                          600 West Broadway, Suite 2600
                               San Diego, CA 92101
                                 (619) 699-2447

                                 AUGUST 18, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE
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
       Transaction Valuation*                           Amount of Filing Fee
              $4,000,000                                     $800

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*   Based upon $4.00 cash per share for 1,000,000 shares.

[X] Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $800                        Filing Party: Nitches, Inc.
Form or Registration No.:  Schedule 13E-4            Date Filed: August 18, 1998



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Item 8. Additional Information

        (e) The Company is extending its tender offer to purchase up to 1,000,000 shares of common stock at $4.00 per share until 5:00 p.m. Eastern Daylight Time, on Wednesday, October 21, 1998. The Offer to Purchase up to 1,000,000 shares of outstanding common stock for a cash price $4.00 per share was to expire at 5:00 p.m. Eastern Daylight Time, October 7, 1998. The extension is to provide investors an opportunity to review revisions to the Company's Offer to Purchase which is being filed with this Amendment No. 3 to Schedule 13E-4.

               The Offer to Purchase has been revised to reflect that as a result of the year end audit, the Company has determined that the merger of its wholly-owned subsidiary, Body Drama, Inc., into the Company as of August 31, 1998 resulted in the elimination of the deferred tax liability for financial reporting purposes only. Accordingly, a $972,000 deferred tax liability has been eliminated from the Company's pro forma balance sheet for the period ended May 31, 1998, resulting in pro forma shareholders equity of $7,165,000 and a pro forma book value of $7.08 per share as of May 31, 1998 after giving effect to the Offer. Similarly, the pro forma statement of operations data has been revised to include an extraordinary tax benefit of $972,000, which results in pro forma net income of $480,000 or $.38 per share for the period ended May 31, 1998. All other terms and conditions to the tender offer remain unchanged.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.(a)-1     -      Revised form of Offer to Purchase.
        Exhibit 99.(a)-2     -      Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer
                                    Identification Number on Substitute Form W-9).(1)
        Exhibit 99.(a)-3     -      Form of Notice of Guaranteed Delivery.(1)
        Exhibit 99.(a)-4     -      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                                    Nominees.(1)
        Exhibit 99.(a)-5     -      Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                                    Companies and Other Nominees.(1)
        Exhibit 99.(a)-6     -      Press Release issued by the Company on August 11, 1998.(1)
        Exhibit 99.(a)-7     -      Form of Letter to the Company's shareholders from the President of the Company, dated August 18, 1998.(1)
        Exhibit 99.(a)-8            Form of Letter to Company's 401(k) Plan Participants.(1)
        Exhibit 99.(a)-9     -      Letter to Shareholders extending the Expiration Date to October 2, 1998.(1)
        Exhibit 99.(a)-10    -      Form of Press Release announcing the extension of the Expiration Date to October 2,
                                    1998.(1)
        Exhibit 99.(a)-11    -      Form of Press Release announcing extension of the Expiration Date to October 7,
                                    1998.(1)
        Exhibit 99.(a)-12    -      Letter to Shareholders extending the Expiration Date to October 21, 1998.
        Exhibit 99.(a)-13    -      Form of Press Release announcing extension of the Expiration Date to October 21,
                                    1998.
        Exhibit 99.(b)       -      Discount Factoring Agreement (including related agreements), effective
                                    October 1, 1998, between the Company and Congress Talcott Corporation (Western).(1)
        Exhibit 99.(g)       -      Annual Report on Form 10-K for the year ended August 31, 1997; Quarterly Report on Form 10-Q for the three-month period ended May 31, 1998.(2)
        Exhibit 99.(h)       -      Independent Auditors' Consent.(1)

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(1)     Filed previously.
(2) The Company's Annual Report on Form 10-K was previously filed with the SEC on August 28, 1997. The Companys Quarterly Report on Form 10-Q was previously filed with the SEC on July 15, 1998.



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                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            NITCHES, INC.



                                            By: /s/ STEVEN P. WYANDT
                                               ---------------------------------
                                               Steven P. Wyandt, President

Dated: October 7, 1998



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                                  Exhibit Index


99.(a)-1       Revised form of Offer to Purchase
99.(a)-12      Letter to Shareholders extending the Expiration Date.
99.(a)-13      Form of Press Release extending the Expiration Date.



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